October 2, 2007

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, NY 10016

      Re:	Millennium India Acquisition Company Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed August 17, 2007
		File No. 0-51545

Dear Mr. Cherian:

      Upon further review of the filing, we have the following additional comment.

General
1. The fifth section of your amended and restated certification of incorporation (filed as Exhibit 3.1to the Form S-1, File No. 333-133189, amended May 18, 2006) states: "The following provisions
(A)
through (D) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended during the "Target Business Acquisition Period." A "Business Combination" shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business ("Target
Business"). The "Target Business Acquisition Period" shall mean the period from the effectiveness of the registration statement filed in connection with the Corporation`s initial public offering ("IPO") with the United States Securities and Exchange Commission up to and including the first to occur of (a) a Business Combination or (b) the
Termination Date (defined below)."

Please furnish an opinion of Delaware counsel that the proposed purchase of 14.9% of the equity interest in each of SMC and SAM is consistent with the referenced section of your amended and restated certification of incorporation.

* * * * *

      As appropriate, please amend your proxy statement in response to this comment. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333 or  David Link at (202) 551-3356 with any
questions.

      					Sincerely,


      					John Reynolds
      					Assistant Director
      					Division of Corporation Finance


cc.	Ira I. Roxland, Esq.
	Sonnenschein Nath & Rosenthal LLP
	Fax:  (212) 768-6800


F. Jacob Cherien
Millennium India Acquisition Company Inc.
October 2, 2007
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